corp.roblox.com	970 Park Place San Mateo, CA 94403
April 23, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan
Kathleen Collins
Re:     Roblox Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2023
        Form 8-K submitted February 7, 2024
        File No. 001-39763
Dear Melissa Kindelan and Kathleen Collins:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to Roblox Corporation (the “Company”) dated April 12, 2024, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2023, filed on February 21, 2024 (the “Form 10-K”) and Form 8-K, filed on February 7, 2024 (the “Form 8-K”), reporting our Fourth Quarter and Full Year 2023 Financial Results.
In this letter, the comments from the Staff are recited in italicized, bold type and our responses follow each comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K and Form 8-K. References to “we”, “our”, or “us” mean the Company.

Form 8-K submitted February 7, 2024
Exhibit 99.1, page 1
1.We note your measure of Covenant Adjusted EBITDA includes adjustments for the change in deferred revenue and change in deferred costs of revenue. You disclose that this measure is used in certain covenant calculations specified in the indenture governing your senior notes due 2030. As indicated in our comment letter dated April 21, 2023, to the extent you believe this measure is material to an investor’s understanding of your financial condition and/or liquidity, you should limit any discussion of such measure to the liquidity section in your filed documents (i.e. Forms 10-K and 10-Q). As such, please remove any reference to Covenant Adjusted EBITDA from your earnings releases and shareholder letters included in your Forms 8-K, as well as discussions elsewhere such as in earnings calls and other supplemental information. Refer to Question 102.09 of the Non-GAAP C&DIs. Alternatively, revise the measure used outside of the liquidity discussion in your filed documents and remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP CD&Is.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in our response to the comment letter dated April 21, 2023, we indicated that we would only present our calculation of Covenant Adjusted EBITDA in the Liquidity and Capital Resources sections of our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K in the “Liquidity and Capital Resources” section of Management’s Discussion & Analysis, as well as in our Form 8-K earnings releases and supplemental information. Consistent with our response, and in accordance with Question 102.09 of the Non-GAAP C&DIs, in our Forms 10-K and 10-Q, we have limited the discussion of Covenant Adjusted EBITDA to the “Liquidity and Capital Resources” section of Management’s Discussion & Analysis and in our quarterly earnings releases, shareholder letters, and supplemental materials, we have referred to Covenant Adjusted EBITDA in the context of liquidity discussions.
Covenant Adjusted EBITDA is an important calculation for our debtholders, investors, and management team in understanding and evaluating our financial condition and liquidity. Covenant Adjusted EBITDA is a material term under the indenture governing our 3.875% senior notes due 2030 (the “2030 Notes”), one of our material agreements, and non-compliance may result in the acceleration of repayment of the 2030 Notes and any accrued and unpaid interest. We have received, and expect we will continue to receive, questions from investors regarding our Covenant Adjusted EBITDA. Additionally, our executive compensation program, including our CEO compensation program, ties a portion of each executive’s compensation to performance against predetermined Covenant Adjusted EBITDA targets. To fully understand our executive compensation program, investors need to be aware of the Company’s Covenant Adjusted EBITDA calculation.

We propose to continue to disclose Covenant Adjusted EBITDA in separately captioned liquidity sections across our quarterly earnings releases, shareholder letters and supplemental materials in the interest of full and fair disclosure. Pursuant to Regulation FD, and the SEC’s correspondence to the Company, dated April 21, 2023 (encouraging the Company to maintain consistent disclosure between the Company’s Current Reports on Form 8-K and Annual Report on Form 10-K and Quarterly Reports on Forms 10-Q), we have included consistent disclosure of material terms across the Company’s filings to avoid confusion among our debtholders and investors. We believe omitting Covenant Adjusted EBITDA from our earnings releases, shareholder letters, and supplemental materials could lead to potential selective disclosure of material information. Additionally, in our earnings calls, we will not refer to Covenant Adjusted EBITDA unless specifically related to a discussion of the Company’s liquidity, executive compensation or in response to questions regarding the calculation.
* * * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at arawlings@roblox.com.
Sincerely,
ROBLOX CORPORATION
/s/ Amy Rawlings
Amy Rawlings, Chief Accounting Officer
cc:    David Baszucki, Roblox Corporation
Michael Guthrie, Roblox Corporation
Mark Reinstra, Roblox Corporation
Adele Freedman, Roblox Corporation
Hans Gunawan, Roblox Corporation
Dan Le, Deloitte & Touche LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.